March 8, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Kevin Dougherty
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	John B. Sanfilippo & Son, Inc. Form 10-K for the Fiscal Year Ended June 25, 2009 Filed August 27, 2009 File No. 000-19681
Dear Mr. Dougherty:
This letter sets forth the responses of John B. Sanfilippo & Son, Inc. (the “Company”) to the comments contained in your letter, dated January 29, 2010, relating to the John B. Sanfilippo & Son. Inc.’s Form 10-K for the fiscal year ended June 25, 2009 filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2009. The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.
Form 10-K for the Fiscal Year Ended June 25, 2009
Facility Consolidation Project, page 2
1.	Describe in more detail the “certain” business opportunities you reference in the second paragraph.

The disclosure referred to in the Staff’s comment states that “[t]he facility consolidation project will allow us to pursue certain new business opportunities that were not previously available to us due to lack of production capacity.” At our old processing facilities, several production lines had no appreciable additional capacity. Consequently, prior to our move to our new Elgin, Illinois facility (the “New Site”), we were constrained in our ability to develop opportunities with existing or new customers, especially in our consumer distribution channel. The reference to “certain” in the disclosure does not refer to a specific business opportunity or type of opportunity, but rather is a reference to our increased flexibility to offer our existing services on an expanded basis to existing and potential customers now that we have increased production capabilities at the New Site. Since we have completed the construction of the New Site, we do not intend to include this disclosure in future filings. In our view we do not believe a clarifying disclosure is currently material to investors and we respectfully submit that an amendment on Form 10-K is not necessary for this item. However, we propose to include disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” (“MD&A”) in our next Form 10-Q clarifying that the completion of our New Site affords us increased production capacity, such that we are currently able to offer our services to existing and new customers on an expanded basis.
Item 2. Properties, page 12
2.	We note that your new Elgin, Illinois facility (“New Site”) has an increased production capacity of 25-40% over your prior processing operations. Address the utilization rate for the New Site at fiscal year end in a manner comparable to the disclosure you provide for your other facilities. In this regard, we note your chief executive officer’s discussion in your earnings call for the

Mr. Kevin Dougherty
Securities and Exchange Commission
March 8, 2010

fourth quarter of fiscal 2009 that the utilization rate increased from about 50% to 55% from fiscal 2008 to 2009.

At all of our production facilities, other than our New Site, we shell tree nuts or shell peanuts (which includes processing inshell peanuts) that are purchased directly from growers or farmers, respectively (the “Shelling Operations”). Each Shelling Operation is a single large volume production line, whereas the facility at our New Site contains multiple distinct and diverse production lines. The utilization rates that were included in our Form 10-K for the fiscal year ended June 25, 2009 for our other locations relate to our Shelling Operations only, and we thus did not include a similar disclosure for our New Site since we do not engage in these activities at the New Site. We have historically not included a company-wide or plant-specific utilization rate for non-Shelling Operations, because our current systems generally do not have the ability to quantify plant-wide capacity and utilization rates with the degree of accuracy necessary for public disclosure purposes.

In our fourth quarter of fiscal 2009 earnings call we mentioned an approximate utilization rate for the New Site in response to a question regarding the matter, and clarified that the utilization rate at the New Site was a rough approximation. (The exact response relating to the utilization rate was “And so just roughly speaking, I would say our utilization probably went from, roughly about 50% here in our Elgin facility to probably somewhere around 55%.”) We do not believe that the utilization rate of our New Site is material to an understanding of our business, and as a result we generally do not track in our current systems the utilization rate for the New Site. We do however, track and disclose the utilization rates for our Shelling Operations, since we believe that this information is necessary for an understanding of our operations. We do not believe there will be a continuing interest in the utilization rate of our New Site and, in response to the Staff’s comment, we will refrain from discussing the utilization rates for our New Site in future earnings calls.

In addition, we will include a disclosure that informs investors of our capacity for non-Shelling Operations in our Form 10-K for the fiscal year ending June 24, 2010 under “Properties”. Specifically, we propose to explain that we currently have more than sufficient capacity at our facilities for all aspects of our operations. We currently anticipate that the disclosure will read as follows: “Our Bainbridge, Georgia, Garysburg, North Carolina, Selma, Texas and Gustine, California facilities shell peanuts, process peanuts purchased directly from farmers, shell pecans and shell walnuts, respectively. The annual utilization rates for these activities at each facility is outlined above. In addition, the Bainbridge, Georgia, Garysburg, North Carolina, Selma, Texas and Gustine, California facilities are equipped to handle the processing, packaging, warehousing, distribution, and in the case of our Bainbridge, Georgia and Garysburg, North Carolina facilities, the purchasing, of nuts. Furthermore, at our New Site, we process, package, warehouse and distribute nuts. We currently have more than sufficient capacity at our facilities to handle the aforementioned operations.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
3.	We note your disclosure that you distribute products in the consumer, industrial, food service, contract packaging, and export distribution channels, and that for each fiscal year comparison presented you provide a table showing a comparison of sales by distribution channel and an analysis of period-to-period changes for each distribution channel. Expand your discussion to provide information similar to that which you provide under “Channels” on your website.

In response to the Staff’s comment and based upon discussions with Mr. Dougherty on February 23, 2010, we will expand our disclosure under Part I—Item 1—“Business—Narrative Description of Business—Customers”, which already includes a description of our distribution channels, to include the information included under the “Channels” section of our website. We currently

Mr. Kevin Dougherty
Securities and Exchange Commission
March 8, 2010

anticipate that the disclosure will read as follows: “We sell our products through the consumer, industrial, food service, contract packaging and export distribution channels. The consumer channel supplies nut-based products, including consumer-packaged and bulk products, to retailers across the United States. We sell products through the consumer channel under our Fisher and Sunshine Country brands, as well as under our customers’ private brands. The industrial channel supplies nut-based products to other manufacturers to use as ingredients in their final food products such as bakery, confection, cereal and ice cream. The food service channel produces nut-based products that are customized to the specifications of chefs, national restaurant chains, food service distributors, institutions and hotel kitchens. We sell products through the food service channel under our Fisher brand and our customers’ own brands. Our contract manufacturing channel produces nut-based snacks for manufacturers under their brand name. Finally, our export distribution channel distributes our complete product portfolio to over 70 countries worldwide, supplying both industrial food ingredients and the retail channel under the Fisher brand and our international customers’ own brands.”

4.	You disclose that you have developed a five-year strategic plan through which you intend to maximize the potential of your business. Please elaborate on the substance of this strategic plan or provide a cross-reference to the disclosure elsewhere in your filing.

In response to the Staff’s comment, we propose to include the below disclosure under the header “Strategic Outlook” in an “Overview” section to our MD&A in future filings on Form 10-K and Form 10-Q. Currently, this section would be worded as follows: “We have developed a five-year strategic plan to help us achieve long-term profitable growth. Our long-term goals include (i) attaining recognition by global retailers, food service providers and consumers as a world class nut partner, (ii) attaining recognition as a high quality, well-run food business that utilizes our vast industry knowledge and innovation to achieve high growth and profitability, (iii) meeting the demands of nut consumers throughout the world, (iv) profitably increasing our market share in private brands by using innovation valued by our customers, (v) substantially increasing our presence in the food service distribution channel, (vi) providing the best total solution to retailers by increasing our presence beyond the traditional nut aisles of stores, (vii) utilizing our Fisher name recognition as a foundation for targeted sustained growth via value-added snack and baking products, and (viii) utilizing acquisitions, joint ventures and/or strategic alliances as they present themselves to grow our business and expand into new target markets.”

We note that the proposed disclosure outlined above is substantially similar to information contained in a presentation given by management at the Canaccord Adams Healthy Living Conference in Boston, which presentation was furnished to the Commission on September 22, 2009 pursuant to Item 7.01 of Form 8-K (see slides 47 and 48). In addition, at the time the Form 10-K for the fiscal year ended June 25, 2009 was filed with the Commission, management determined that the information contained in the proposed disclosure was a voluntary forward-looking disclosure as that term is discussed in Release No. 33-6835, rather than a mandatory disclosure of a trend, demand, commitment, event or uncertainty that was both presently known to management and reasonably likely to have material effects on the Company’s financial condition or results of operation as set forth in Item 303 of Regulation S-K and discussed in Release No. 33-6835. Nonetheless, we propose to include the above disclosure in our MD&A in future filings on Form 10-Q and Form 10-K, since we acknowledge that the Commission “encourage[s] companies to discuss prospective matters and include forward-looking information in circumstances where that information may not be required, but will provide useful information for investors that promotes understanding” as set forth in the most recent MD&A guidance in Release No. 33-8350. As discussed above, we propose to include the disclosure in our voluntary “Overview” section to our MD&A.

Mr. Kevin Dougherty
Securities and Exchange Commission
March 8, 2010

Results of Operations
Fiscal 2009 Compared to Fiscal 2008
Net Sales, page 20
5.	Throughout the results of operations you describe factors that contributed to a material change in net sales without quantifying each factor. For instance, within net sales in the consumer distribution channel, you describe private label consumer sales volume as increasing by 7.3% in fiscal 2009 over fiscal 2008, primarily due to (i) a significant new customer for the latter half of year; (ii) expansion of business at an existing customer; and (iii) a general increase in sales of private label products due to current economic conditions. However, you have not quantified each factor contributing to a material increase in expenditures. To the extent that there have been period-to-period changes in any item you discuss, identify each material factor that contributed to the change, and quantify the impact of the identified factors, including any offsetting factors. See Instruction 4 to Item 303(a) of Regulation S-K and Section III.D. of SEC Release 33-6835 for more information. This same comment applies to your Forms 10-Q for the fiscal quarters ended September 24, 2009 and December 24, 2009.

We respectfully acknowledge that Instruction 4 to Item 303(a) of Regulation S-K requires that registrants discuss the causes of material changes in year-to-year operating results in a manner that facilitates an understanding of the registrant’s business as a whole, and we understand that Section III.D. of SEC Release 33-6835 states that such discussion should quantify any such changes in dollar terms or percentages, as reasonably practicable.

In accordance with Item 303(a)(3)(iii) of Regulation S-K, our Form 10-K for the fiscal year ended June 25, 2009 addresses in the narrative discussion the amount of the revenue increases or decreases, as the case may be, in each of our distribution channels attributable to volume, as opposed to price. The disclosure also includes a qualitative disclosure regarding the reasons for the changes in volume by distribution channel in accordance with Instruction 4 to Item 303(a) of Regulation S-K. With respect to quantitative disclosure of each of two or more factors that contribute to year-to-year changes in line items, we note that Commission Release 33-6385 states that “[Q]uantification should otherwise be as precise, including use of dollar amounts or percentages, as reasonably practicable.” The fact that increase in net sales is due, in part, to upturns in the economy, is not able to be tracked with specificity by any accounting system. We respectfully submit that since each of the reasons for the change in net sales is volume based, the disclosed information is all investors and market participants such as analysts need to know to adequately evaluate our business. Furthermore, as discussed above, we provided in our Form 10-K for the fiscal year ended June 25, 2009 a disclosure of the reasons for the material year-to-year changes in the line item net sales by discussing and quantifying the contribution of two or more factors to such material changes. Specifically, we provided a disclosure regarding the reasons for, and amounts by which, changes in net sales in our distribution channels impacted our overall net sales for the fiscal year. We have historically not provided further quantification of the reasons for changes in net sales in our distribution channels, since net sales in distribution channels are not line items.

While we believe that the disclosure in MD&A in our Form 10-K for the fiscal year ended June 25, 2009 is sufficient to enable investors and other users to assess the financial condition and results of operations of the Company, and satisfies the requirements set forth in Item 303 of Regulation S-K and Commission Guidance, we understand the Staff’s comment and we respectfully propose to address and enhance the disclosure in our MD&A in future filings. Specifically, we will use our reasonable best efforts to quantify the impact of material factors, particularly as it relates to new and existing customers, and include any offsetting factors, that contribute to material period-to-period changes in our line items.

Mr. Kevin Dougherty
Securities and Exchange Commission
March 8, 2010

Liquidity and Capital Resources
General, page 26
6.	You disclose that total inventories decreased by $20.7 million or 16.3%, to $106.3 million at fiscal year end, primarily due to decreases in finished goods and work in-process resulting from more effective inventory management and lower nut costs. Please quantify the impact of lower nut costs versus decreases in pounds as a result of better inventory management on your inventory level. This same comment applies to your Form 10-Q for the fiscal quarter ended September 24, 2009.

In response to the Staff’s comment, we will quantify material factors responsible for inventory fluctuations, to the extent reasonably practicable. The $20.7 million decrease in inventories from June 26, 2008 to June 25, 2009 was due to a $17.4 million decrease in weighted average nut costs and a $6.0 million decrease in finished goods and work-in-process quantities. These decreases were slightly offset by a $2.7 million increase in raw materials on hand. We respectfully submit to the Staff that this disclosure can be made in future filings.
Financing Arrangements, page 27
7.	In relation to your $45 million Mortgage Facility, you disclose that the fixed interest rate of Tranche A may be reset in the sole discretion of your lender on March 1, 2018; and that the floating interest rate of Tranche B may be reset in the sole discretion of your lender on March 1, 2010, and every two years thereafter. You further disclose there can be no assurance that the reset interest rates will be acceptable to you and that such reset interest rates could have an adverse effect on your financial condition, results of operations and financial results. Please tell us what thought you gave to providing an appropriate risk factor that addresses the risks presented by these reset provisions under “Item IA—Risk Factors.”

We do not feel that a risk factor is appropriate for the interest reset dates. The potential interest rate effect on the Tranche B amount of $8.35 million is not material. As an example, a hypothetical 10% adverse change in the interest rate for Tranche B would have had an approximately $60,000 impact on our net income and cash flows from operating activities for fiscal 2009. The reset date on the Tranche A amount of $33.4 million is in 2018. We do not believe that an interest reset eight years in the future warrants disclosure under Part I—Item IA—“Risk Factors.” However, in response to the Staff’s comments we will revise our disclosure about our Mortgage Facility in the future to read as follows: “We are subject to interest rate resets for each of Tranche A and Tranche B. If the reset interest rate for either Tranche A or Tranche B is unacceptable to us and we (i) do not have sufficient funds to repay amounts due with respect to Tranche A or Tranche B on the Tranche A Reset Date or Tranche B Reset Date, in each case, as applicable, or (ii) are unable to refinance amounts due with respect to Tranche A or Tranche B on the Tranche A Reset Date or Tranche B Reset Date, in each case, as applicable, on terms more favorable than the reset interest rates, then depending on the extent of the changes in the reset interest rates our interest expense could increase materially.”

Mr. Kevin Dougherty
Securities and Exchange Commission
March 8, 2010

Part III
Item 11. Executive Compensation (as incorporated by reference from Definitive Proxy Statement filed September 11, 2009)
Overview of Fiscal 2009 Executive Compensation Program
Non-Equity Incentive Compensation Program, page 20
8.	You disclose that you base your non-equity incentive compensation around achievement of year-over-year improvement in your net operating profit after tax in excess of your annual cost of capital, as determined by using the average expected return on your debt and equity capital (hereinafter referred to as “SVA”). However, you have not disclosed what your targeted SVA goal was for 2009, nor your actual achievement relative to this targeted corporate performance. Corporate performance targets should be disclosed. See Item 402(b)(2)(v) of Regulation S-K.

We respectfully submit as a Smaller Reporting Company that the disclosures required under Item 402(b)(2)(v) of Regulation S-K are not required, per item 402(l) of Regulation S-K. However, to the extent that Item 402(b)(2)(v) of Regulation S-K becomes applicable to the Company in the future, we will comply with the applicable disclosure requirements set forth in the item.

9.	If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

We respectfully submit as a Smaller Reporting Company that the disclosures required under Item 402(b) of Regulation S-K are not required, per item 402(l) of Regulation S-K. However, to the extent that Item 402(b) of Regulation S-K becomes applicable to the Company in the future, we will comply with the applicable disclosure requirements set forth in the item.

10.	In fiscal 2009, you disclose that for the top three members of the Management Team, 20% of the non-equity incentive compensation that they were eligible to receive was subject to the discretion of the compensation committee based on the top three members’ individual performance. You further disclose that the committee used specific SVA-based initiatives to evaluate the individual performances, and that after reviewing each individual level of performance, the committee determined that the individual goals had been achieved. However, you have not provided any discussion of what such individual goals were for each of these named executive officers. To the extent your compensation is based in any part on individual performance, the elements of individual performance should be described. See Item 402(b)(2)(vii) of Regulation S-K.

We respectfully submit as a Smaller Reporting Company that the disclosures required under Item 402(b)(2)(vii) of Regulation S-K are not required, per item 402(l) of Regulation S-K. However, to the extent that Item 402(b)(2)(vii) of Regulation S-K becomes applicable to the Company in the future, we will comply with the applicable disclosure requirements set forth in the item.

11.	You disclose that the SVA plan includes a “bonus bank” that holds a portion of any non-discretionary SVA plan incentive award declared above the maximum amount, to only be paid upon continued favorable performance of the company and the executive’s continued employment. Please clarify when any such “banked” compensation would be paid to the executive officers, and under what terms.

In response to the Staff’s comments, we propose to include disclosure in our next Proxy Statement that explains the manner in which “banked” compensation would be paid to the executive officers, and under what terms. Based upon the version of the SVA Plan currently in effect, we anticipate that the disclosure will read as follows:

“Each participant in the SVA Plan has a “bonus bank”, to which the SVA bonus for a fiscal year is credited. For each applicable fiscal year, the bonus bank is increased by the amount of any positive SVA bonus or decreased by the amount of any negative SVA bonus. A negative SVA bonus

Mr. Kevin Dougherty
Securities and Exchange Commission
March 8, 2010

occurs for any given fiscal year when the SVA at the end of the year is less than the SVA at the beginning of the year. A positive SVA bonus occurs for any given fiscal year when the SVA at the end of the year is more than the SVA at the beginning of the year. Each year the Compensation Committee specifies the amount of a positive SVA bonus that will be paid to each participant up to a maximum amount explained below. The amounts that remain in the bonus bank are subject to reduction for subsequent years in which our SVA at the end of the year is less than the SVA at the beginning of the year. Each year that a balance remains in the bonus bank, one-third (1/3) of such balance is paid out to participants.

After the end of each applicable fiscal year, after first crediting the participant’s bonus bank with the SVA bonus (which as discussed above, may be positive or negative), we pay each participant a bonus equal to the sum of (i) the participant’s SVA bonus, if positive (but not exceeding a maximum amount set by the Compensation Committee, which cannot be more than 120% of the participant’s target bonus established by the Compensation Committee), plus (ii) one third (1/3) of the participant’s remaining bonus bank balance as of the payment date; provided that any bonus paid may not exceed the participant’s bonus bank. If the amount in a participant’s bonus bank prior to determining the bonus to be paid to a participant is less than the participant’s SVA bonus for a given fiscal year, the entire amount of the participant’s bonus bank will be paid to a participant. For fiscal year 2010, the Compensation Committee adopted SVA Administrative Guidelines that provide that the maximum amount that can be paid to an SVA participant for fiscal 2010 is 100% of the participant’s target bonus for fiscal 2010, plus 1/3 of the participant’s remaining bonus bank balance as of the payment date. A participant’s bonus bank is subject to forfeiture in the event of a voluntary termination or termination for cause. However, a participant’s bonus bank will be paid to a participant following a participant’s death or termination due to disability, retirement or by us without cause.

One of the reasons for the bonus bank feature is to incentivize management to build value over the long term by linking incentive compensation from year to year. Thus, each year the Compensation Committee specifies the amount of the SVA bonus from a good year that will be added to the bonus bank where it will be subject to reduction for subsequent years in which SVA at the end of the year is less than the SVA at the beginning of the year, or where it may be paid out over time in the event of subsequent years in which SVA improves.”
Compensation of Executive Officers
Summary Compensation Table for Fiscal Year 2009
Note 4, page 26
12.	In regard to your “bonus bank,” you disclose that a portion of the non-discretionary awards were banked and not paid in cash, and that the banked amounts were (a) $48,893 for Jeffrey T. Sanfilippo, Michael J. Valentine, and Jasper B. Sanfilippo, Jr., (b) $40,752 for James A. Valentine, and (c) $33,736 for Walter R. Tankersley. However, based on your disclosure that the compensation committee set the maximum compensation as 1.00 times the SVA, it appears that the maximum compensation for each named executive under the non-discretionary SVA plan should equal the targets as disclosed in your Grants of Plan-Based Awards table. Accordingly, it appears that the difference between that maximum allowed and the actual compensation awarded (at SVA multiple 1.34) should have been “banked,” at $58,379 for the top three, and $60,824 and $50,352 for James A. Valentine and Walter Tankersley, respectively. Please clarify how the banked amounts, as disclosed, were calculated.

As we described in the above response, the bonus bank operates so that after the end of each applicable fiscal year, a participant’s bonus bank is credited with the SVA bonus. In 2009 there were no balances in any of the participant’s bonus bank, so the amount of the SVA bonus for 2009

Mr. Kevin Dougherty
Securities and Exchange Commission
March 8, 2010

constituted the entire balance in each bonus bank. For 2009 the Compensation Committee determined that participants would be paid a bonus equal to 100% of their target bonus from the amount in the bank. In accordance with the SVA Plan, one third (1/3) of the remaining amount in the bonus bank was also paid to SVA Plan participants, with the remaining two thirds (2/3) retained, or held back, in the bonus bank. In response to the Staff’s comment, we propose to include disclosure in our next Proxy Statement that contains more detailed footnotes that explain how amounts placed in the bonus bank are calculated, in addition to explaining the manner in which compensation is “banked”. Currently, we anticipate that the footnotes will be in the below format, but will be updated for results for the applicable fiscal year:
•	Mr. James A. Valentine’s SVA bonus was $239,718 (disclosed under the “Non-Equity Incentive Compensation” column of the Summary Compensation Table). Of this amount, Mr. Valentine was paid $198,966, which is an amount equal to his target bonus of $178,894 (disclosed under the “Estimated Future Payouts Under Non-Equity Incentive plan Awards” column of the Grants of Plan-Based Awards table), plus 1/3 (33%) of the remaining amount in his bonus bank. In 2009, 1/3 of Mr. Valentine’s bonus bank equaled 1/3 (33%) of the difference between the SVA bonus ($239,718) and the target bonus ($178,894), due to the fact that there was no prior balance in the bonus account. The difference between the SVA bonus ($239,718) and the amount paid ($198,966), or $40,752, remained, or was “banked” in Mr. Valentine’s bonus bank.

•	Mr. Tankersley’s SVA bonus was $198,448 (disclosed under the “Non-Equity Incentive Compensation” column of the Summary Compensation Table). Of this amount, Mr. Tankersley was paid $164,712, which is an amount equal to his target bonus of $148,096 (disclosed under the “Estimated Future Payouts Under Non-Equity Incentive plan Awards” column of the Grants of Plan-Based Awards table), plus 1/3 (33%) of the remaining amount in his bonus bank. In 2009, 1/3 of Mr. Tankersley’s bonus bank equaled 1/3 (33%) of the difference between the SVA bonus ($198,448) and the target bonus ($148,096), due to the fact that there was no prior balance in the bonus account. The difference between the SVA bonus ($198,448) and the amount paid ($164,712), or $33,736, remained, or was “banked” in Mr. Tankersley’s bonus bank.

•	Mr. Jeffrey Sanfilippo’s, Mr. Michael J. Valentine’s and Mr. Jasper B. Sanfilippo, Jr.’s SVA bonus was $287,608, which is equal to the sum of $57,522 (disclosed under the “Bonus” column of the Summary Compensation Table, since the amounts represented the discretionary portion of such individual’s SVA Bonus) plus $230,068 (disclosed under the “Non-Equity Incentive Compensation” column of the Summary Compensation Table). Of this amount, Mr. Jeffrey Sanfilippo, Mr. Michael J. Valentine and Mr. Jasper B. Sanfilippo, Jr. were each paid $238,715, which is an amount equal to such individual’s target bonus of $214,633, plus 1/3 (33%) of the remaining amount contained in such participant’s bonus bank. In 2009, 1/3 (33%) of Mr. Jeffrey Sanfilippo’s, Mr. Michael J. Valentine’s and Mr. Jasper B. Sanfilippo, Jr.’s bonus bank equaled 1/3 (33%) of the difference between the SVA bonus ($287,608) and the target bonus ($214,633), due to the fact that there were no prior balances in the bonus accounts. The target bonus for Mr. Jeffrey Sanfilippo, Mr. Michael J. Valentine and Mr. Jasper B. Sanfilippo, Jr. is calculated by multiplying their base salary ($306,619) by their Salary Percentage of 70% (disclosed on page 21 to this Proxy Statement). For Mr. Jeffrey Sanfilippo, Mr. Michael J. Valentine and Mr. Jasper B. Sanfilippo, Jr., the amount disclosed as the “target” under the “Estimated Future Payouts Under Non-Equity Incentive plan Awards” column excludes the discretionary portion of the target bonus that can be awarded by the Compensation Committee if it so chooses, as further explained by footnote 2 to the Grants of Plan-Based Awards table. The difference between the SVA bonus ($287,608)

Mr. Kevin Dougherty
Securities and Exchange Commission
March 8, 2010

and the amount paid ($238,715), or $48,893, remained, or was “banked” in each of the foregoing individual’s bonus bank.
General
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We thank the staff for its courtesies. If you have any questions regarding this letter, please do not hesitate to call me at (847) 214-4509.

Sincerely,
/s/ Michael J. Valentine
Michael J. Valentine

cc:	H. Roger Schwall Securities and Exchange Commission Jerry J. Burgdoerfer William L. Tolbert Jenner & Block LLP Jeffrey T. Sanfilippo John B. Sanfilippo & Son, Inc.